PARKER CHAPIN, LLP                      The Chrysler Building
                                        405 Lexington Avenue, New York,NY  10174
                                       (212) 704-6000 Fax (212) 704-6288

                                        MITCHELL S. NUSSBAUM
                                        (212) 704-6426
                                        mnussbaum@parkerchapin.com




            The Company has elected to withdraw its Registration Statement on Form SB-2 because it has reached an agreement with the selling shareholders to withdraw such registration in light of the fact that they commenced ownership of their shares close to one year ago and that resale of such shares will soon be eligible under Rule 144 of the Securities Act of 1933, as amended.




                                          Sincerely,

                                          /s/ Mitchell S. Nussbaum, Esq.

                                          Mitchell S. Nussbaum, Esq.